SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                        Allstar Inns Inc.
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                   (Title of class of securities)

                             198891
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                        October 30, 1996

     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 198891                             Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            122,399

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          122,399
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    122,399

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    12.42%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 198891                             Page 3 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,032

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,032
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,032

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    .31%

     14        TYPE OF REPORTING PERSON*
                    PN

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (as heretofore amended, the "Schedule 13D") relating to the Common Stock, $0.01 par value (the "Shares") of Allstar Inns Inc., a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). This amendment is also filed on behalf of Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Gotham and Gotham II are hereinafter referred to as the "Reporting Persons".

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *

Item 2 is hereby amended to add the following information:

Item 2. Identity and Background

     Gotham II is a New York limited partnership formed to engage in the business of buying and selling securities. Section H is the sole general partner of Gotham II. Karenina and DPB are the sole general partners of Section H. The business address of Gotham, Gotham II, Karenina, Section H, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

     During the last five years, Gotham II has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                             *   *   *

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Shares covered by this Amendment No. 3 and purchased by Gotham was $271,687, and the aggregate purchase price of Shares beneficially owned by Gotham II was $66,813 all of which was obtained from the general funds of Gotham and Gotham II respectively.

                             *   *   *

Item 4 is hereby amended in its entirety as follows:

Item 4.  Purpose of the Transaction

      The Reporting Persons have acquired the Shares for investment purposes and intend to continue to evaluate the performance of the Shares as an investment in the ordinary course of their business. The Reporting Persons may seek to acquire additional Shares or dispose of some or all of the Shares which they beneficially own. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, and general
economic, financial, market, and industry conditions.        Except as set
forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (f) of this Item 4.

                             *   *   *


Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

      (a) Gotham owns 122,399 Shares as of the close of business on November 5, 1996, representing an aggregate of approximately 12.42% of the outstanding Shares. Gotham II owns 3,032 Shares as of the close of business on November 5, 1996, representing an aggregate of approximately .31% of the outstanding Shares. In the aggregate, the Reporting Persons beneficially own a total of 125, 431 Shares as of November 5, 1996, constituting approximately 12.72% of the outstanding Shares. The percentages in this paragraph are calculated based upon 985,710 Shares outstanding as of September 30, 1996, as reported in the Company's Form 10-Q for the quarter ended September 30, 1996.

      (b) Gotham II has sole power to vote and to dispose of all of the shares beneficially owned by it.

      (c) The table below sets forth information with respect to all purchases of Shares by Gotham and Gotham II from the 60th day prior to October 30, 1996 until November 5, 1996. All of such purchases took place on the over-the-counter market.

Gotham

Transaction        Number of        Price per       Aggregate
Date               Shares           Share           Price
- --------------- ---------------  --------------  --------------

10/30/96            1,870           $23.75           $   44,412.50

Gotham II

Transaction        Number of        Price per       Aggregate
Date               Shares           Share           Price
- --------------- ---------------  --------------  --------------

10/30/96            30              $23.75           $      712.50

                             *   *   *

Item 7. Material to be Filed as Exhibits

      (1) There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (1) of the Act.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 5, 1996

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President